Exhibit 12


                  The Taubman Realty Group Limited Partnership
               Computation of Ratios of Earnings to Fixed Charges
                           and Preferred Distributions
                    (in thousands of dollars, except ratios)


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
                                                                Year Ended December 31
                                                 ----------------------------------------------------
                                                   1997       1996       1995       1994       1993
                                                   ----       ----       ----       ----       ----
Net Earnings from Continuing Operations          $ 95,294   $ 84,094   $ 79,699   $ 72,203   $ 69,326
 Add back:
  Fixed charges                                   125,123    113,480    110,541     88,198     77,230
  Amortization of previously capitalized
   interest (1)                                     2,166      1,969      2,185      2,035      1,818
  Equity in net income in excess of
   distributions of less than 50% owned
   Unconsolidated Joint Ventures                        0          0       (344)      (100)         0
 Deduct:
  Capitalized interest (1)                        (13,840)    (8,869)    (8,651)    (8,899)    (4,316)
                                                 --------   --------   --------   --------   --------
   Earnings Available for Fixed Charges
    and Preferred Distributions                  $208,743   $190,674   $183,430   $153,437   $144,058
                                                 ========   ========   ========   ========   ========

Fixed Charges
 Interest expense                                $ 73,639   $ 70,454   $ 65,858   $ 47,732   $ 45,337
 Capitalized interest                               9,469      5,682      6,852      7,098      2,640
 Interest portion of rent expense                   7,389      5,556      4,762      4,101      4,276
 Proportionate share of Unconsolidated
  Joint Ventures' fixed charges                    34,626     31,788     33,069     29,267     24,977
                                                 --------   --------   --------   --------   --------
   Total Fixed Charges                           $125,123   $113,480   $110,541   $ 88,198   $ 77,230
                                                 ========   ========   ========   ========   ========

Preferred Distributions                             4,058          0          0          0          0
                                                 --------   --------   --------   --------   --------
   Total Fixed Charges and Preferred
    Distributions                                $129,181   $113,480   $110,541   $ 88,198   $ 77,230
                                                 ========   ========   ========   ========   ========

Ratio of Earnings to Fixed Charges
 and Preferred Distributions                          1.6        1.7        1.7        1.7        1.9



-------------------
(1)  Amounts   include  TRG's  pro  rata  share  of  capitalized   interest  and
     amortization of previously capitalized interest of the Unconsolidated Joint Ventures.

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